UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024
Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS PRELIMINARY UNAUDITED 4Q 2023 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – February 14, 2024 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the fourth quarter ended December 31, 2023, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
PRELIMINARY UNAUDITED FOURTH QUARTER 2023 FINANCIAL RESULTS

Tentative consolidated revenue for the fourth quarter of 2023 is KRW 146 billion, and tentative consolidated operating profit is KRW 26 billion.

The preliminary fourth quarter of 2023 result is mainly attributed by decreased revenues from Ragnarok Origin in Southeast Asia. Tentative consolidated revenue for the fourth quarter of 2023 represented a 17.1% decrease in QoQ and a 17.1% decrease in YoY.

Unaudited preliminary consolidated revenue for 2023 is KRW 726 billion, and the operating profit is KRW 160 billion.

The preliminary 2023 figures are unaudited and subject to revision. Final result for the fourth quarter and year ended December 31, 2023 will be provided by our annual report for the fiscal year ended December 31, 2023 on Form 20-F.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 461,313 million as of December 31, 2023.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•Ragnarok X: Next Generation, an MMORPG mobile and PC game

Ragnarok X: Next Generation officially received a ISBN code from Chinese government on December 22, 2023, and is preparing to be launched in China. The publisher of the game is Beihai Leyou Technology Co. Ltd, an affiliate of ZLONGAME.

•Ragnarok Origin, an MMORPG mobile and PC game

Ragnarok Origin will launch in China in the first half of 2024. Also, the global integrated version of this game will launch in North, Central, South America in the first quarter of 2024.

•Ragnarok Idle Adventure, an Idle RPG mobile game

Ragnarok Idle Adventure launched in Thailand on January 18, 2024. The game ranked the first in top grossing of Apple App Store and the sixth in top grossing of Google Play after its launching. Also, it is preparing to be launched in Taiwan, Hong Kong and Macau in the first half of 2024.

•Ragnarok Begins, an Action Side-scrolling MMORPG mobile and PC game

Ragnarok Begins launched in South Korea on December 7, 2023.

•Ragnarok V: Returns, a 3D MMORPG mobile and PC game

Ragnarok V: Returns will open its second CBT in South Korea and the first CBT in Southeast Asia in the first quarter of 2024.

Ragnarok Online IP-based Blockchain Games

•Ragnarok Poring Merge NFT, a Time Effective RPG blockchain mobile game

Ragnarok Poring Merge NFT is being prepared to be soft-launched in Global in 2024.

Ragnarok Online IP-based Offline Event

•Ragnarok Real World Experience, an AR (Augment Reality) Exhibition

Ragnarok Real World Experience is an AR graphic exhibition with Ragnarok IP game world, and is being opened for a limited period of time from January 6, 2024 to April 21, 2024 at Central World in Bangkok, Thailand.

Other IP-based games

•KAMiBAKO, a World Craft RPG PC and console game

KAMiBAKO is preparing to be launched in global in first half of 2024. The game is developed by Gravity Game Arise, Gravity's wholly-owned subsidiary in Japan, and will be published in Japan by Gravity Game Arise. And Gravity will publish the game in the rest of the global regions excluding Japan.

•TOKYO PSYCHODEMIC, a 2D Cinematic Profiling Adventure PC and console game

TOKYO PSYCHODEMIC will launch in global on May 30, 2024. The game is developed by Gravity Game Arise, Gravity's wholly-owned subsidiary in Japan, and will be published in Japan by Gravity Game Arise. And Gravity will publish the game in the rest of the global regions excluding Japan.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the fourth quarter in 2023 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at https://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2023 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
IR Manager
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: February 14, 2024